Exhibit (h)(1)(x)

State Street Bank and Trust Company One Lincoln Street Boston, MA 02111	November 17, 2011

Re:	Amendment to the Transfer Agency and Service Agreement (the “Agreement”), dated August 1, 1991, by and among GMO Trust, on behalf of certain of its series of the Trust, Grantham, Mayo, Van Otterloo & Co. LLC and State Street Bank and Trust Company (as successor by merger to Investors Bank & Trust Co.), as amended.

Ladies and Gentlemen:

Pursuant to Article 17 of the Agreement, GMO Trust (the “Trust”) hereby notifies you that it has created a new series of shares, namely, GMO Resources Fund (the “New Fund”) with respect to which the Trust and the Manager (as defined in the Agreement) desire that you serve as transfer agent under the terms of the Agreement.

If you agree to so serve as transfer agent for the New Fund, kindly sign and return to the Trust the enclosed counterpart hereof, whereupon the New Fund shall be deemed a “Fund” under the Agreement. This letter agreement shall constitute an amendment to the Agreement and, as such, a binding agreement among the Trust, the Manager and you in accordance with its terms.

The New Fund will provide five business days’ notice to State Street Bank and Trust Company prior to the commencement of the New Fund’s operations.

Notice

A copy of the Declaration of Trust, together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

This Agreement is executed on behalf of GMO by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually. The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon GMO and its assets. A Certificate of Organization of GMO is on file with the Secretary of State of The Commonwealth of Massachusetts.

State Street Bank and Trust Company	November 17, 2011

Sincerely,

GMO TRUST

By:	/s/ Jason Harrison
Name:	Jason Harrison
Title:	Clerk

GRANTHAM, MAYO,
VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
Name:	J.B. Kittredge
Title:	General Counsel

The foregoing is hereby

accepted and agreed.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President